Invitation to the Extraordinary General Meeting of Global Blue Group Holding AG (the "Company") March 1, 2023, 11:00 a.m. Central European Time (CET) at Niederer Kraft Frey Ltd, Bahnhofstrasse 53, 8001 Zurich, Switzerland CONTENTS CONTENTS ................................................................................................................................... 1 I. Agenda Items ............................................................................................................ 1 Creation of Capital Band and Removal of Authorized Capital .................................. 1 II. Organizational Matters .............................................................................................. 6 I. AGENDA ITEMS Creation of Capital Band and Removal of Authorized Capital Proposal of the Board of Directors The Board of Directors proposes: 1. to create a capital band authorizing the Board of Directors until March 1, 2028 to conduct one or more increases and/or reductions of the share capital within the upper limit of CHF 3,142,193.39, corresponding to up to 268,534,962 common shares with a nominal value of CHF 0.01 each, 17,684,377 Series A Preferred Shares with a nominal value of CHF 0.01 each and up to 28,000,000 Series B Preferred Shares with a nominal value of CHF 0.01 each, with the possibility to exclude or restrict the pre-emptive rights of existing shareholders for certain reasons, and the lower limit of CHF 1,742,806.65, corresponding to 174,280,665 common shares with a nominal value of CHF 0.01 each, 0 Series A Pre- ferred Shares with a nominal value of CHF 0.01 each and 0 Series B Preferred Shares with a nominal value of CHF 0.01 each, in each case subject to certain restrictions and limita- tions, all as set out in Article 4d (new as per the below) of the Articles of Association; and 2. to replace the authorized capital provisions set forth in Article 4d and Article 4e of the Arti- cles of Association by a new Article 4d, all as set forth below. Proposed changes to the Articles of Association: Article 4d (new; replacing Articles 4d and 4e of the current Articles of Association): Artikel 4d: Kapitalband Article 4d: Capital Band Der Verwaltungsrat ist ermächtigt, bis zum 1. März 2028 jederzeit innerhalb der Obergrenze von CHF 3'142'193.39, welche sich aus bis zu The board of directors is authorized until 1 March 2028 to conduct one or more increases and/or re- ductions of the share capital within the upper limit of

2 268'534'962 Stammaktien mit einem Nennwert von je CHF 0.01, 17'684'377 Vorzugsaktien der Kategorie A mit einem Nennwert von je CHF 0.01 und bis zu 28'000'000 Vorzugsaktien der Katego- rie B mit einem Nennwert von je CHF 0.01 zu- sammensetzt, und der Untergrenze von CHF 1'742'806.65, welche sich aus 174'280'665 Stammaktien mit einem Nennwert von je CHF 0.01, 0 Vorzugsaktien der Kategorie A mit einem Nennwert von je CHF 0.01 und 0 Vorzugs- aktien der Kategorie B mit einem Nennwert von je CHF 0.01 zusammensetzt, eine oder mehrere Er- höhungen und/oder Herabsetzungen des Aktien- kapitals vorzunehmen, wobei (a) innerhalb des Kapitalbands nie eine Kapitalerhöhung mittels Schaffung von Vorzugsaktien der Kategorie A er- folgen darf, (b) im Rahmen von Kapitalerhöhun- gen innerhalb des Kapitalbands insgesamt maxi- mal 6'823'530 Vorzugsaktien der Kategorie B ge- schaffen werden dürfen, (c) im Rahmen von Ka- pitalherabsetzungen innerhalb des Kapitalbands insgesamt maximal 20‘122‘688 Stammaktien ver- nichtet werden dürfen, (d) im Rahmen von Kapi- talherabsetzungen innerhalb des Kapitalbands sämtliche dannzumal ausstehenden Vorzugsak- tien der Kategorie A und/oder Vorzugsaktien der Kategorie B vernichtet werden dürfen (aber nicht müssen) und (e) Kapitalherabsetzungen aus- schliesslich durch Vernichtung von Aktien durch- geführt werden dürfen, die vorgängig von der Ge- sellschaft erworben und im Eigenbestand gehal- ten werden. Wird das Aktienkapital aus beding- tem Kapital erhöht, erhöhen sich die Ober- und Untergrenze des Kapitalbands sowie die Anzahl der maximal auszugebenden bzw. ausgegebe- nen Stammaktien (nicht aber die Anzahl der ma- ximal auszugebenden bzw. ausgegebenen Vor- zugsaktien der Kategorie A bzw. Vorzugsaktien der Kategorie B) entsprechend, wobei aber die Beschränkungen gemäss vorstehenden Absät- zen (a) bis (e) weiterhin Gültigkeit haben. CHF 3,142,193.39, corresponding to up to 268,534,962 common shares with a nominal value of CHF 0.01 each, 17,684,377 Series A Preferred Shares with a nominal value of CHF 0.01 each and up to 28,000,000 Series B Preferred Shares with a nominal value of CHF 0.01 each, and the lower limit of CHF 1,742,806.65, corresponding to 174,280,665 common shares with a nominal value of CHF 0.01 each, 0 Series A Preferred Shares with a nominal value of CHF 0.01 each and 0 Series B Preferred Shares with a nominal value of CHF 0.01 each, provided that (a) within the capital band no capital increases may be made in the course of which Series A Preferred Shares are created, (b) in connection with capital increases within the capital band, not more than 6,823,530 Series B Preferred Shares may be created in aggregate, (c) in connec- tion with capital reductions within the capital band, not more than 20,122,688 common shares may be cancelled in aggregate, (d) in connection with capi- tal reductions within the capital band, all Series A Preferred Shares and/or Series B Preferred Shares then existing may be cancelled (without there being an obligation to cancel all such shares) and (e) cap- ital reductions may only be conducted through the cancellation of shares which have been transferred to and are held in treasury by the Company. If the share capital is increased from conditional capital, the upper and lower limits of the capital band as well as the maximum number of common shares issued or to be issued (but not the maximum number of Se- ries A Preferred Shares and Series B Preferred Shares issued or to be issued) shall increase ac- cordingly, provided that the limitations pursuant to paragraphs (a) to (e) above shall continue to apply. Die Ausgabe von Stammaktien auf dem Wege der Festübernahme und in Teilbeträgen ist zuläs- sig. Die betreffenden Stammaktien können mit- tels Umwandlung von frei verfügbaren Reserven (einschliesslich Reserven aus Kapitaleinlagen) The issue of common shares by way of underwriting as well as partial increases are permitted. The rele- vant common shares may be issued and paid-up by way of converting freely distributable reserves (in- cluding capital contribution reserves) into shares.

3 ausgegeben bzw. liberiert werden. Der Verwal- tungsrat bestimmt den Ausgabepreis, die Art der zu leistenden Einlage (einschliesslich durch Um- wandlung von frei verwendbarem Eigenkapital), den Beginn der Dividendenberechtigung sowie den Verfall und die Verwendung von zugeteilten aber nicht ausgeübten Bezugsrechten. Issue price, type of contribution (including through conversion of freely disposable equity capital), start of dividend entitlement as well as the expiry or allo- cation of pre-emptive rights allocated but not exer- cised shall be determined by the Board of Directors. Die Ausgabe von Vorzugsaktien der Kategorie B in Teilbeträgen ist zulässig. Vorzugsaktien der Kategorie B können mittels Umwandlung von frei verfügbaren Reserven (einschliesslich Reserven aus Kapitaleinlagen) ausgegeben bzw. liberiert werden. Der Verwaltungsrat bestimmt den Aus- gabepreis, die Art der zu leistenden Einlage (ein- schliesslich durch Umwandlung von frei verwend- barem Eigenkapital), den Beginn der Dividenden- berechtigung sowie den Verfall und die Verwen- dung von zugeteilten aber nicht ausgeübten Be- zugsrechten. Die Vorzugsaktien der Kategorie B berechtigten zu einer Vorzugsdividende und ei- nem Vorweganteil am Liquidationsergebnis ge- mäss Artikel 3c der Statuten. Die Übertragbarkeit der neuen Vorzugsaktien der Kategorie B wird gemäss Artikel 6 der Statuten beschränkt. The issue of Series B Preferred Shares by way of partial increases is permitted. Series B Preferred Shares may be issued and paid-up by way of con- verting freely distributable reserves (including capi- tal contribution reserves) into shares. Issue price, type of contribution (including through conversion of freely disposable equity capital), start of dividend entitlement as well as the expiry or allocation of pre- emptive rights allocated but not exercised shall be determined by the Board of Directors. The new Se- ries B Preferred Shares have the preferred dividend entitlements and a liquidation preference pursuant to Article 3c of the Articles of Association. They are subject to the transfer restrictions pursuant to Article 6 of the Articles of Association. Der Verwaltungsrat ist ermächtigt, das Bezugs- recht der Aktionäre bei der Ausgabe von Stamm- aktien ganz oder teilweise aufzuheben oder zu beschränken: The Board of Directors is authorized to exclude or restrict the pre-emptive rights of the existing share- holders in connection with the issuance of common shares: 1. im Zusammenhang mit strategischen Partn- ertransaktionen und Kooperationen; 1. in connection with strategic partnering and co- operation transactions; 2. im Zusammenhang mit Fusionen sowie mit dem Erwerb (einschliesslich Übernahmen) von Gesellschaften, Unternehmen oder Un- ternehmensteilen, Beteiligungen oder Imma- terialgüterrechten oder anderen Investitionen von strategischer Bedeutung und die Finan- zierung oder Refinanzierung solcher Trans- aktionen; 2. in connection with mergers, acquisitions (in- cluding take-over) of companies, enterprises or parts of enterprises, participations or intellec- tual property rights or other types of strategic investments as well as financing or refinancing of such transactions; 3. für die Beteiligung von Organmitgliedern und Mitarbeitern aller Stufen der Gesellschaft und deren Gruppengesellschaften; 3. for the participation of directors, officers and employees at all levels of the Company and its group companies; 4. zum Zwecke der Erweiterung des Aktionari- ats im Zusammenhang mit der Kotierung von 4. for the purpose of expanding the shareholder base in connection with the listing of shares on (additional) foreign stock exchanges.

4 Aktien an (zusätzlichen) ausländischen Bör- sen; 5. zum Umtausch bzw. Rückkauf von Vorzugs- aktien der Kategorie A gegen Stammaktien gemäss Artikel 3b Ziffer 4 der Statuten; 5. for the exchange and buy-back, respectively, of Series A Preferred Shares in exchange for com- mon shares according to Article 3b Section 4 of the Articles of Association; 6. im Zusammenhang mit der Ausübung von Optionen, welche im Rahmen der Kotierung der Gesellschaft an vormalige Optionsinha- ber der Far Point Acquisition Corporation, Delaware, USA, ausgegeben worden sind, bzw. der Schaffung von entsprechenden eig- nen Aktien; 6. in connection with the exercise of warrants that have been issued to former holders of warrants of Far Point Acquisition Corporation, Delaware, USA, in connection with the listing of the Com- pany and the creation of corresponding treasury shares, respectively; 7. für die rasche und flexible Mittelbeschaffung durch die Platzierung von Aktien, die im Rah- men einer Bezugsrechtsemission nur schwer zu erreichen wäre; 7. for the quick and flexible raising of funds by way of share placement which would be difficult to achieve by way of a rights offering; 8. für die rasche und kosteneffiziente Mittelbe- schaffung zur Deckung des Finanzierungsbe- darfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise; 8. for the quick and cost efficient raising of funds to meet financing needs in connection with the growth of the VAT refund business of the Com- pany following the Covid-19 crisis; 9. im Zusammenhang mit der Kotierung, ein- schliesslich im Zusammenhang mit der Aus- gabe von Stammaktien an Mitglieder des Ma- nagements im Austausch für Darlehens- schuldscheine bzw. Beteiligungsrechte, wel- che durch eine Tochtergesellschaft, Global Blue Holding Limited, Caymaninseln, oder Global Blue Investment & Co S.C.A., Luxem- burg, begeben worden sind; 9. in connection with the listing of the Company, including in connection with exchanges of loan notes or equity instruments issued by the Com- pany's subsidiary Global Blue Holding Limited, Cayman Islands, or Global Blue Investment & Co S.C.A., Luxembourg, to members of man- agement for common shares of the Company; 10. im Zusammenhang mit der Ausgabe von Stammaktien an S.L. Globetrotter L.P. (Ca- yman Island) und andere ehemalige Aktio- näre der Global Blue Group AG gemäss den Bestimmungen über Preisanpassungen des Agreement and Plan of Merger, datiert per 16. Januar 2020 zwischen der Gesellschaft, SL Globetrotter L.P., Cayman Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Cayman Islands, ausgewählte Mitglieder des Managements wie in Ziffer 1.01(a) der Anlagen zum Merger 10. in connection with the issuance of common shares to S.L. Globetrotter L.P. (Cayman Is- land) and other former shareholders of Global Blue Group AG in accordance with the price ad- justment provisions pursuant to the Agreement and Plan of Merger, dated as of January 16, 2020 among the Company, SL Globetrotter L.P., Cayman Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Cayman Islands, certain members of man- agement as listed on Section 1.01(a) of the Merger Agreement disclosure schedules,

5 Agreement aufgelistet, Global Blue Group AG, Far Point Acquisition Corporation, Dela- ware, USA, Thomas W. Farley, (allein in sei- ner Eigenschaft als Vertreter der Aktionäre der Far Point Acquisition Corporation), Far Point LLC, Delaware, USA, allein zum Zweck der Ziffern 2.20 und 8.01 des Merger Agree- ments, und Jacques Stern, (allein in seiner Eigenschaft als Vertreter des Managements), wie von Zeit zu Zeit geändert; Global Blue Group AG, Far Point Acquisition Corporation, Delaware, USA, Thomas W. Far- ley, (solely in his capacity as the Far Point Ac- quisition Corporation shareholder's representa- tive), Far Point LLC, Delaware, USA, solely for purposes of Sections 2.20 and 8.01 of the Mer- ger Agreement, and Jacques Stern, (solely in his capacity as the representative of manage- ment), as amended from time to time; 11. zum Umtausch bzw. Rückkauf von Vorzugs- aktien der Kategorie B gegen Stammaktien gemäss Artikel 3c Ziffer 4 der Statuten; oder 11. for the exchange and buy-back, respectively, of Series B Preferred Shares in exchange for com- mon shares according to Article 3c Section 4 of the Articles of Association; or 12. falls, im Zusammenhang mit Fusionen sowie mit dem Erwerb (einschliesslich Übernah- men) von Gesellschaften, Unternehmen oder Unternehmensteilen, Beteiligungen oder Im- materialgüterrechten oder anderen Investitio- nen von strategischer Bedeutung, die Finan- zierung oder Refinanzierung solcher Trans- aktionen, sowie für die rasche und kosteneffi- ziente Mittelbeschaffung unter anderem zur Deckung des Finanzierungsbedarfs im Zu- sammenhang mit dem Wachstum des Mehr- wertsteuerrückerstattungsgeschäfts der Ge- sellschaft nach der Covid-19 Krise, die Ge- sellschaft die Verpflichtungen zur Bedienung von Options- oder Wandelrechten, die in Ver- bindung mit Darlehen oder ähnlichen Finan- zierungsformen der Gesellschaft oder einer ihrer Tochtergesellschaften gewährt worden sind, übernimmt. 12. if in connection with mergers, acquisitions (in- cluding takeovers) of companies, enterprises or parts of enterprises, participations or intellec- tual property rights or other types of strategic investments, financing or refinancing of such transactions, as well as the quick and flexible raising of funds, including meeting financing needs in connection with the growth of the VAT refund business following the Covid-19 crisis, the Company assumes share delivery obliga- tions under conversion rights or warrants granted in connection with loans and other debt instruments issued by the Company or one of its subsidiaries. Der Verwaltungsrat ist ermächtigt, bei der Aus- gabe von Vorzugsaktien der Kategorie B das Be- zugsrecht der Aktionäre ganz oder teilweise auf- zuheben oder zu beschränken: The Board of Directors is authorized to exclude or restrict the pre-emptive rights of the existing share- holders in connection with the issuance of Series B Preferred Shares: 1. im Zusammenhang mit der Ausschüttung der Sachdividende gemäss Artikel 3c Ziffer 2 der Statuten; 1. in connection with the PIK Dividend paid out pursuant to Article 3c Section 2 of the Articles of Association; 2. für die rasche und flexible Mittelbeschaffung durch die Platzierung von Aktien zur Deckung des Finanzierungsbedarfs im Zusammen- hang mit dem Wachstum des Mehrwertsteu- errückerstattungsgeschäfts der Gesellschaft 2. for the quick and flexible raising of funds by way of share placement to meet financing needs in connection with the growth of the VAT refund business of the Company following the Covid-

6 nach der Covid-19 Krise durch die Ausgabe von Vorzugsaktien der Kategorie B im Rah- men des Investitionsvertrags zwischen der Gesellschaft und CK Opportunities Fund I. LP datiert vom 5. Mai 2022 ("Investitionsver- trag"); 19 crisis through the issuance of Series B Pre- ferred Shares pursuant to the investment agreement between the Company and CK Op- portunities Fund I. LP dated 5 May 2022 ("In- vestment Agreement"); 3. in Zusammenhang mit der Finanzierung oder Refinanzierung des Erwerbs (einschliesslich Übernahmen) von Gesellschaften, Unterneh- men oder Unternehmensteilen, Beteiligungen oder Immaterialgüterrechten oder anderen Investitionen von strategischer Bedeutung im Rahmen des Investitionsvertrags. 3. in connection with the financing or refinancing of acquisitions (including take-over) of compa- nies, enterprises or parts of enterprises, partici- pations or intellectual property rights or other types of strategic investments through the issu- ance of Series B Preferred Shares pursuant to the Investment Agreement. Explanation On May 5, 2022, the Company announced it entered into an investment agreement (the "Invest- ment Agreement") with CK Opportunities Fund I, LP ("CK Opportunities"), an investment fund co-managed by Certares Opportunities LLC ("Certares"), a global travel, tourism and hospitality investment firm, and Knighthead Opportunities Capital Management, LLC ("Knighthead"), a leading credit investment management firm. The extraordinary general meeting of shareholders of the Company and the special meeting of the Series A Preferred shareholders held on June 7, 2022 approved the corresponding amendments to the Articles of Association including the amendment of the current authorized capital provision of the Articles of Association and the cre- ation of a dedicated authorized capital provision for the issuance of new Series B Preferred Shares. The new Series B Preferred Shares and common shares were issued to Certares and Knighthead, respectively, on June 13, 2022. Further Series B Preferred Shares will be issued as preferred dividend in kind to the holders of the Series B Preferred Shares in the future. Under the terms of the Investment Agreement, the parties agreed to replace the current authorized capital provisions set forth in Article 4d and 4e of the Articles of Association with a new capital band provision upon enactment of the revised corporate law on January 1, 2023. The grounds for ex- cluding pre-emptive rights are identical with those in the current Articles of Association. In addi- tion, the capital band also authorizes the Board of Directors to cancel shares. This enables the Company to convert Series A Preferred Shares and Series B Preferred Shares more efficiently, as a shareholders resolution is no longer required. II. ORGANIZATIONAL MATTERS Date: Wednesday, March 1, 2023 Time: 11:00 a.m. Central European Time (CET) Location: Niederer Kraft Frey Ltd, Bahnhofstrasse 53, Zurich 8001, Switzerland

7 Eligibility to Vote Shareholders with voting rights registered in the share register ("holders of record") maintained by our transfer agent, American Stock Transfer & Trust Company LLC ("AST") and shareholders holding their shares through their broker or bank ("street name holders") on February 21, 2023 at 4:30 p.m. EDT (the "Record Date") will be eligible to vote at the Extraordinary General Meeting. Shareholders who have sold their shares prior to February 21, 2023 are not entitled to vote those shares at the Extraordinary General Meeting. Invitation, Voting Materials, Attendance and Voting Holders of record on February 6, 2023 will receive the Extraordinary General Meeting invitation and a proxy card directly from AST. These materials will contain access information for the AST portal, by which holders of record may give voting instructions and authorization to the independ- ent proxy, as well as information on voting by mail. Street name holders are unknown to the Company or AST. Street name holders should receive materials on behalf of, and be able to vote on the portal designated by, their broker or bank. Street name holders will only be able to give instructions and authorization to the independent proxy via the portal or other method designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so. Holders of record with voting rights, including those who become holders of record after Febru- ary 6, 2023 but on or before February 21, 2023 and wish to vote their shares at the Extraordinary General Meeting (by way of the independent proxy), may obtain copies of the proxy card by con- tacting AST via email at proxy@astfinancial.com. Holders of record and street name holders who wish to attend the Extraordinary General Meeting in person should proceed as set out below under "Admission to Extraordinary General Meeting". Holders of record who do not wish to attend the Extraordinary General Meeting can exercise their voting rights through the independent proxy ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH- 8038 Zurich, Switzerland, represented by Mr. Roger Föhn. Shareholders may give voting instruc- tions and authorization to the independent proxy prior to the Extraordinary General Meeting. The independent proxy will be physically present at the Extraordinary General Meeting in order to vote on behalf of the shareholders from whom the independent proxy has received valid instructions and authorization. In addition, holders of record can grant a proxy to another person attending the Extraordinary General Meeting in accordance with the procedures set out below under "Admis- sion to Extraordinary General Meeting". Voting Instructions by Holders of Record The Company recommends that holders of record who do not wish to attend the Extraordinary General Meeting give voting instructions and authorization to the independent proxy electronically through the AST portal with the individual shareholder number ("QR Code") provided by AST. To do so, holders of record should follow the instructions given on the enclosed proxy card.

8 Holders of record may also give voting instructions and authorization to the independent proxy through AST by mail, using the enclosed proxy card. Holders of record should send their filled out and signed proxy card to AST via email at proxy@astfinancial.com, or by using the enclosed business reply envelope or another envelope with the appropriate postage at the following ad- dress: American Stock Transfer & Trust Company Attn: Operation Center 6201 15th Ave Brooklyn NY 11219 Electronic voting instructions and proxy cards sent by mail must be received by AST no later than 8:00 a.m. EDT / 2:00 p.m. CET on February 28, 2023. Once received by AST, voting instructions may not be changed by the shareholders. Should AST receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account. Voting Instructions by Street Name Holders Street name holders who would like to give voting instructions and authorization to the independ- ent proxy to vote should follow the instructions of their broker or bank or its designated agent and should use the portal or other methods designated by their broker or bank. Street name holders should observe the deadlines to submit voting instructions and authoriza- tions that are set in the instructions of their broker or bank or its designated agent. Admission to Extraordinary General Meeting In order to attend the Extraordinary General Meeting in person, shareholders of record must bring their admission ticket (which may be obtained as described below) and government-issued iden- tification such as a driver’s license or passport. A shareholder may also appoint another person to represent him or her at the Extraordinary General Meeting through a written, signed proxy giving such person the right to vote the shares. Such person must bring that proxy, his or her government-issued identification, and an admission ticket to the Extraordinary General Meeting. Street name holders who wish to vote in person at the Extraordinary General Meeting must obtain a signed proxy from their broker, bank, nominee or other custodian that authorizes them to vote the shares. In addition, street name holders must bring to the Extraordinary General Meeting an admission ticket and government-issued identification. Street name holders who have not ob- tained a proxy from their broker or custodian are not entitled to vote in person at, or participate in, the Extraordinary General Meeting. To request an admission ticket to the Extraordinary General Meeting, please contact investor relations (via email at ir@globalblue.com) and send proof of your stock ownership. For record holders, proof of stock ownership is a copy of your Notice. For street name holders, proof of stock ownership is an account statement or letter from the broker, bank or other nominee indicating that

9 you are the owner of the shares. To allow time for processing, please submit requests for admis- sion tickets by February 22, 2023. Admission tickets are not transferable. You may contact inves- tor relations with any questions about the admission ticket process. The Company reserves the right to deny admission to the Extraordinary General Meeting to any shareholder that does not present a valid admission ticket, government-issued identification or any other required document described in this section. Availability of Materials This invitation to the Extraordinary General Meeting including the explanation to the agenda items is available online at www.globalblue.com/corporate/investor-relations. Copies of these docu- ments may be obtained without charge by contacting investor relations via email at ir@global- blue.com. Zurich, February 8, 2023 For the Board of Directors of Global Blue Group Holding AG Jeremy Henderson-Ross General Counsel & Company Secretary